QRTLYRPT



17010411

Your Ref: SEC File No. 83-2
Re: Section 11 (a) of the
Asian Development Bank –
Regulation AD Rule 2(a)

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Periodic Report

Pursuant to Rule 2 (a) of Regulation AD adopted pursuant to Section 11 (a) of the Asian Development Bank Act.

For the Fiscal quarter ended 31 March 2017

ASIAN DEVELOPMENT BANK
6 ADB Avenue
Mandaluyong City
1550 Metro Manila, Philippines

(1) Information as to purchase or sale by ADB of its primary obligations during the quarter:

Summary information in respect of purchases and sales of ADB's primary obligations in the first quarter of 2017 is set out in Appendices A and B.

(2) Copies of ADB's regular quarterly financial statements:

ADB's financial statements for the quarter ended 31 March 2017 have not been approved by ADB's Board of Directors but will be provided following approval.

(3) Copies of any material modifications or amendments during such quarter of any exhibits previously filed with the Commission under any statute:

There were no material modifications or amendment of any exhibits previously filed with the Commission.

ASIAN DEVELOPMENT BANK
TREASURY DEPARTMENT
FUNDING DIVISION

APPENDIX A

SUMMARY OF NEW BORROWINGS
FOR THE FIRST QUARTER 2017

SECID	ISSUE DATE	MATURITY DATE	DESCRIPTION	CCY	PRINCIPAL AMOUNT
1116_AUDM0019_04_1	19-Jan-17	14-Oct-26	AUD125mn 3.00% Notes	AUD	125,000,000.00
1165_AUDM0020_00_1	19-Jan-17	19-Jan-22	AUD300mn 2.75% Notes	AUD	300,000,000.00
1165_AUDM0020_01_1	21-Feb-17	19-Jan-22	AUD350mn 2.75% Notes	AUD	350,000,000.00
1178_AUDM0021_00_1	10-Mar-17	10-Sep-27	AUD250mn 3.40% Notes	AUD	250,000,000.00
1177_GMTN0909_00_2	21-Mar-17	22-Mar-22	AUD3mn 2.25% Notes	AUD	3,000,000.00
1180_AUDM0022_00_1	23-Mar-17	23-Mar-32	AUD50mn 3.80% Notes	AUD	50,000,000.00
			AUD TOTAL		**1,078,000,000.00**
1176_GMTN0908_00_2	28-Mar-17	26-Mar-20	BRL9.4mn 6.70% Notes payable in JPY	BRL	9,400,000.00
			BRL TOTAL		**9,400,000.00**
1170_GMTN0902_00_1	8-Feb-17	6-Feb-37	EUR520mn 1.40% Notes	EUR	520,000,000.00
			EUR TOTAL		**520,000,000.00**
1182_GMTN0912_00_1	24-Mar-17	24-Mar-22	GBP250mn 0.75% Notes	GBP	250,000,000.00
			GBP TOTAL		**250,000,000.00**
1167_GMTN0900_00_2	27-Jan-17	27-Jul-18	JPY4.872bn 1.50% Callable Dual Currency Notes	JPY	4,872,000,000.00
			JPY TOTAL		**4,872,000,000.00**
1181_GMTN0911_00_2	28-Mar-17	28-Mar-27	NZD140mn 3.87% Notes	NZD	140,000,000.00
			NZD TOTAL		**140,000,000.00**
1173_GMTN0905_00_2	22-Feb-17	21-Feb-20	RUB4.473bn 6.21% Notes	RUB	4,473,000,000.00
1184_GMTN0914_00_2	30-Mar-17	30-Mar-20	RUB4.725bn 5.89% Notes	RUB	4,725,000,000.00
			RUB TOTAL		**9,198,000,000.00**
1162_GMTN0895_00_1	12-Jan-17	10-Jan-20	USD3bn 1.75% Global Notes	USD	3,000,000,000.00
1163_GMTN0896_00_1	12-Jan-17	12-Jan-27	USD1bn 2.625% Global Notes	USD	1,000,000,000.00
1164_GMTN0897_00_2	17-Jan-17	17-Jan-47	USD10mn Zero Coupon Callable Notes	USD	10,000,000.00
1166_GMTN0898_00_2	24-Jan-17	24-Jan-47	USD20mn Zero Coupon Callable Notes	USD	20,000,000.00
1168_GMTN0899_00_1	25-Jan-17	26-Jan-18	USD300mn Floating Rate Notes	USD	300,000,000.00
1169_GMTN0901_00_2	30-Jan-17	30-Jan-22	USD150mn 2.15% Notes	USD	150,000,000.00
1171_GMTN0903_00_2	16-Feb-17	16-Feb-47	USD50mn Zero Coupon Callable Notes	USD	50,000,000.00
1172_GMTN0904_00_1	16-Feb-17	16-Feb-22	USD3.75bn 2.00% Global Notes	USD	3,750,000,000.00
1174_GMTN0906_00_2	23-Feb-17	23-Feb-47	USD10mn Zero Coupon Callable Notes	USD	10,000,000.00
1175_GMTN0907_00_2	24-Feb-17	24-Feb-47	USD20mn Zero Coupon Callable Notes	USD	20,000,000.00
1179_GMTN0910_00_1	16-Mar-17	16-Mar-21	USD1bn Floating Rate Notes	USD	1,000,000,000.00
1183_GMTN0913_00_2	30-Mar-17	30-Mar-27	USD50mn 2.625% Notes	USD	50,000,000.00
1162_GMTN0895_01_1	31-Mar-17	10-Jan-20	USD150mn 1.75% Global Notes	USD	150,000,000.00
			USD TOTAL		**9,510,000,000.00**



ASIAN DEVELOPMENT BANK
TREASURY DEPARTMENT
FUNDING DIVISION

APPENDIX B

SUMMARY OF REDEMPTIONS
FOR THE FIRST QUARTER 2017

CCY	SECID	MATURITY DATE	REDEMPTION DATE	DESCRIPTION	EARLY REDEMPTION	FINAL REDEMPTION
BRL						
BRL	1019_GMTN0763_00_2	6-Feb-17	6-Feb-17	BRL283mn 8.85% Notes payable in USD		283,000,000.00
BRL	1021_GMTN0765_00_2	24-Feb-17	24-Feb-17	BRL7mn 8.90% Notes payable in JPY		7,000,000.00
BRL	1104_GMTN0839_00_2	28-Jan-19	21-Feb-17	BRL369.50mn 10.58% Notes payable in JPY	88,000,000.00 [a]	
BRL	1097_GMTN0834_00_2	14-Dec-18	6-Mar-17	BRL387.30mn 10.50% Notes payable in JPY	75,000,000.00 [a]	
BRL	1104_GMTN0839_00_2	28-Jan-19	17-Mar-17	BRL369.50mn 10.58% Notes payable in JPY	29,950,000.00 [a]	
				BRL - TOTAL	192,950,000.00	290,000,000.00
EUR						
EUR	1100_GMTN0837_00_2	15-Jan-23	17-Jan-17	EUR100mn 0.25% Callable Notes	100,000,000.00 [b]	
				EUR - TOTAL	100,000,000.00	0.00
HKD						
HKD	1108_GMTN0844_00_2	27-Feb-17	27-Feb-17	HKD207mn 1.05% Notes		207,000,000.00
HKD	1110_GMTN0846_00_2	15-Mar-17	15-Mar-17	HKD471.5mn 1.00% Notes		471,500,000.00
				HKD - TOTAL	0.00	678,500,000.00
JPY						
JPY	1107_GMTN843_00_2	17-Aug-17	17-Feb-17	JPY2.739bn 1.50% Callable Dual Currency Notes	2,739,000,000.00 [b]	
				JPY - TOTAL	2,739,000,000.00	0.00
MYR						
MYR	0517_MYRM0002_00_2	8-Feb-17	8-Feb-17	MYR500mn 4.00% Notes		500,000,000.00
				MYR - TOTAL	0.00	500,000,000.00
NZD						
NZD	0980_GMTN0727_00_2	26-Jan-17	26-Jan-17	NZD32mn 2.81% Notes		32,000,000.00
				NZD - TOTAL	0.00	32,000,000.00
TRY						
TRY	0974_GMTN0721_00_2	24-Jan-17	24-Jan-17	TRY8.40mn 4.65% Notes		8,400,000.00
TRY	0904_GMTN0656_00_2	25-Jan-17	25-Jan-17	TRY240mn 0.50% Deep Discount Notes		151,600,000.00 [c]
TRY	0981_GMTN0725_00_2	26-Jan-17	26-Jan-17	TRY36mn 4.52% Notes		36,000,000.00
TRY	0902_GMTN0654_00_2	3-Feb-17	3-Feb-17	TRY22mn 0.50% Deep Discount Notes		22,000,000.00
TRY	0910_GMTN0662_00_2	23-Feb-17	23-Feb-17	TRY58.30mn 0.50% Deep Discount Notes		58,300,000.00
TRY	0911_GMTN0663_00_2	17-Mar-17	17-Mar-17	TRY14mn 0.50% Deep Discount Notes		14,000,000.00
TRY	0915_GMTN0667_00_2	23-Mar-17	23-Mar-17	TRY9mn 0.50% Deep Discount Notes		9,000,000.00
TRY	0914_GMTN0666_00_2	30-Mar-17	30-Mar-17	TRY23.50mn 6.20% Notes		12,500,000.00 [d]
				TRY - TOTAL	0.00	311,800,000.00
USD						
USD	1043_GMTN0784_00_1	11-Jan-17	11-Jan-17	USD1.25bn 0.75% Global Notes		1,250,000,000.00
USD	1043_GMTN0784_01_1	11-Jan-17	11-Jan-17	USD100mn 0.75% Global Notes		100,000,000.00
USD	1043_GMTN0784_02_1	11-Jan-17	11-Jan-17	USD100mn 0.75% Global Notes		100,000,000.00
USD	1043_GMTN0784_03_1	11-Jan-17	11-Jan-17	USD150mn 0.75% Global Notes		150,000,000.00
USD	1043_GMTN0784_04_1	11-Jan-17	11-Jan-17	USD200mn 0.75% Global Notes		200,000,000.00
USD	1043_GMTN0784_05_1	11-Jan-17	11-Jan-17	USD100mn 0.75% Global Notes		100,000,000.00
USD	1102_GMTN0838_00_1	23-Jan-17	23-Jan-17	USD300mn Floating Rate Notes		300,000,000.00
USD	0238_GMTN0016_00_2	24-Jan-17	24-Jan-17	USD30mn 6.08% Notes		30,000,000.00
USD	0906_GMTN0658_00_1	15-Mar-17	15-Mar-17	USD3.0bn 1.125% Global Notes		3,000,000,000.00
				USD - TOTAL	0.00	5,230,000,000.00
ZAR						
ZAR	0979_GMTN0726_00_2	26-Jan-17	26-Jan-17	ZAR118.70mn 4.52% Notes		118,700,000.00
				ZAR - TOTAL	0.00	118,700,000.00

[a] Partial buyback on indicated Redemption Date.
[b] Call option was exercised on indicated Redemption Date.
[c] TRY88.4mn was bought back in 2012.
[d] TRY11mn was bought back in 2013.